Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
2011 THIRD QUARTER RESULTS
CONFERENCE CALL AND WEBCAST

Calgary, Alberta, Canada – September 28, 2011

Precision Drilling Corporation (“Precision”) intends to release its 2011 third quarter results before the market opens on Friday, October 21, 2011 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 877-440-9795 or 416-340-8527.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will also be available approximately one hour after the completion of the call until October 28, 2011 by dialing 800-408-3053 or 905-694-9451, passcode 3411661.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com